[redacted]

15027540

SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section
RECEIVED
AUG 3 1 2015
Wash. D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Suite 5005
(No. and Street)

New York	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Tsutsui 212-661-0061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB

OATH OR AFFIRMATION

I, Christopher Tsutsui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporation, as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

XIAO YAN CHEN
NOTARY PUBLIC
NO. 01CH6234682
QUALIFIED IN KINGS COUNTY
COMM. EXP. 01/24/2019
STATE OF NEW YORK

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (a Delaware corporation and wholly-owned subsidiary of Ashmore Investments (UK) Limited) (the "Company") as of June 30, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, with the exception of the matter discussed in the following paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Ashmore Investment Management (US) Corporation as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Note 13 to the financial statements, subsequent to the issuance of the Company's 2014 financial statements and our audit report thereon, dated August 22, 2014, we became aware that the Company did not properly reflect a deferred tax asset related to compensation and goodwill on its statement of financial condition. If the correct balance of the deferred tax asset was recorded, the deferred tax asset and retained earnings would be increased by approximately $3,023,000 at June 30, 2014, and net income would have decreased by $309,327 for the year then ended. In our original report, we expressed an unmodified opinion and our opinion on the June 30, 2014 financial statements remains unchanged.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Ashmore Investment Management (US) Corporation's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schwartz & Company, LLP

New York, New York
August 27, 2015

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Current assets	
Cash	$ 2,720,147
Receivable from affiliate	10,186,392
Deferred tax asset	1,302,901
Prepaid expenses	32,235
Other fees receivable	6,909
Total current assets	14,248,584
Property and equipment, net	132,036
Other assets	
Goodwill,net	4,500,000
Deferred tax asset	2,620,753
Total other assets	7,120,753
Total assets	$ 21,501,373

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued compensation	$ 2,845,943
Income taxes payable	457,486
Due to affiliates	77,664
Accrued expenses	148,777
Total current liabilities	3,529,870
Stockholder's equity	
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding	60
Additional paid-in capital	13,576,701
Retained earnings	4,394,742
Total stockholder's equity	17,971,503
Total liabilities and stockholder's equity	$ 21,501,373

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2015

Revenue	$ 10,454,796
Operating expenses	
Employee and related expenses	7,035,958
Occupancy	193,960
Professional and consulting	203,828
General and administrative	661,090
Broker fees	689,744
Dues and subscriptions	109,497
Licenses and permits	82,723
Travel and entertainment	748,390
Property tax	3,592
Goodwill impairment	1,317,164
Depreciation and amortization	38,287
Total operating expenses	11,084,233
Loss from operations	(629,437)
Other income	
Interest income	1,661
Loss before income taxes	(627,776)
Income tax expense (benefit)	
Current	572,721
Deferred	(900,518)
Total income tax expense (benefit)	(327,797)
Net loss	$ (299,979)

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2014 as previously reported	6,022	$ 60	$ 11,880,191	$ 1,671,585	$ 13,551,836
Prior-period adjustment (See Note 13)	-	-	-	3,023,136	3,023,136
Balance - July 1, 2014 as restated	6,022	60	11,880,191	4,694,721	16,574,972
Restricted share awards	-	-	1,888,274	-	1,888,274
Redemption of restricted share awards	-	-	(191,764)	-	(191,764)
Net loss	-	-	-	(299,979)	(299,979)
Balance - June 30, 2015	6,022	$ 60	$ 13,576,701	$ 4,394,742	$ 17,971,503

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

Cash flows from operating activities:	
Net loss	$ (299,979)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	38,287
Goodwill impairment loss	1,317,164
Restricted share awards	1,888,274
Deferred tax benefit	(900,518)
(Increase) decrease in assets:	
Receivable from affiliate	(1,957,227)
Prepaid expenses	1,358
Other fees receivable	(1,845)
Increase (decrease) in liabilities:	
Accrued compensation	(169,717)
Income taxes payable	457,486
Due to affiliates	(195,601)
Accrued expenses	30,387
Net cash provided by operating activities	208,069
Cash flows from investing activities:	
Purchase of property and equipment	(104,276)
Net increase in cash	103,793
Cash - beginning of year	2,616,354
Cash - end of year	$ 2,720,147
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 115,235
Schedule of noncash financing activities:	
Redemption of restricted share awards by parent	$ 191,764

The accompanying notes are an integral part of these financial statements.

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. The Company is a wholly owned subsidiary of Ashmore Investments (UK) Limited (the "Parent"), which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual and restricted share awards. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2015, the Company had an uninsured cash balance of approximately $2,476,000 with one financial institution. The Company has not experienced any losses in such accounts.

Other Fees Receivable

Other fees receivable represent amounts due from the sale of mutual fund investments. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the improvements.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The purchase price exceeded the net assets acquired by approximately $5,817,000.

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of goodwill completed during the year resulted in an impairment loss of $1,317,164.

Note 2: Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's primary source of revenue is from marketing revenue. Marketing revenue is earned from providing marketing and investor support services to an affiliate. The Company also earned commissions and fees on the sale of mutual funds of approximately $44,000. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Parent's Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation – Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 8).

Income Taxes

The Company follows the provisions of FASB ASC 740, *"Accounting for Income Taxes"*. The provisions of FASB ASC 740, *"Accounting for Income Taxes"*, require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Deferred tax assets are also provided for carryforward losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has not recorded such a valuation allowance. (See Note 9).

Note 2: Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the taxing authority. Management has analyzed the Company's tax position taken on its federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions.

Fair Value of Financial Instruments

The Company's financial instruments are cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses. The recorded values of receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses approximate their fair values based on their short-term nature.

Subsequent Events

Management has evaluated subsequent events through August 27, 2015, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

Note 3: Property and Equipment

Property and equipment at June 30, 2015, consists of the following:

Computer equipment	$ 130,929
Furniture and fixtures	59,894
Leasehold improvements	90,734
	281,557
Less accumulated depreciation and amortization	(149,521)
Property and equipment, net	$ 132,036

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2015 was $38,287.

Note 4: Goodwill

The changes in the carrying amount of goodwill and accumulated impairment losses for the year ended June 30, 2015 are as follows:

	Goodwill	Accumulated Impairment	Total
Balance as of July 1, 2014	$5,817,164	$ -	$5,817,164
Impairment loss	-	(1,317,164)	(1,317,164)
Balance as of June 30, 2015	$5,817,164	$(1,317,164)	$4,500,000

Due to a downturn in emerging markets and lower net subscriptions than anticipated, the Company's management fee contribution to the Parent has declined. In June 2015, a goodwill impairment loss of $1,317,164 was recognized. The fair value of the reporting unit was estimated using a combination of the income and market approach.

Note 5: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2015 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 6: Related Party Transactions

Effective July 1, 2011, the Company entered into a marketing agreement with an affiliate to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") in respect to the various funds and accounts for whom AIML acts as the investment manager or the investment adviser. The marketing agreement was amended effective March 1, 2015 to include reimbursement for payments to intermediaries. For the year ended June 30, 2015, the Company has earned $10,368,745 from this agreement, which is included in revenue in the accompanying statement of operations. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2015. As of June 30, 2015 the balance due from AIML amounted to $10,186,392.

The Company's office space is leased by an affiliate on behalf of the Company. The Company's lease with the affiliate is on a month-to-month basis. For the year ended June 30, 2015, the Company recognized $193,960 of rent and related expenses.

Note 6: Related Party Transactions (continued)

Effective July 1, 2013, the Company entered into a service agreement with Ashmore Equities Investment Management Corporation ("AEIM"), an affiliate under common ownership. The service agreement allows both entities to provide finance, legal, compliance, HR and other support services to each other and will be remunerated for such services. For the year ended June 30, 2015, AEIM provided services to the Company totaling $161,196 and the Company had a payable balance to AEIM of $36,955 as of June 30, 2015. No services were provided by the Company to AEIM during the year ended June 30, 2015.

Effective July 1 2013, the Company entered into a service agreement with Ashmore Group plc ("AGL"), the ultimate parent of the Company. AGL is a public company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2015, AGL provided services to the Company totaling $79,878 and the Company had a payable balance to AGL of $40,609.

Note 7: Employee Benefits

In March 2013, the Company established a 401(k) plan (the "Plan") for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2015, the Company's profit sharing contributions was $195,693.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2015, the Company accrued $61,994 in compensated absences, which are included in accrued compensation on the accompanying statement of financial condition.

Note 8: Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares. These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The fair value of the remaining awards is spread over the period from date of grant to the release date.

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2015:

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2014	1,568,551	$5.61	2.96
Granted	420,634	$5.30	
Vested	(43,278)	$4.43	
Forfeited	(54,691)	$5.43	
Outstanding – as of June 30, 2015	1,891,216	$5.57	2.48

Compensation cost for restricted share awards charged to operations was $1,888,274 and is included in employee and related expenses in the accompanying statement of operations.

Note 8: Restricted Share Awards (continued)

As of June 30, 2015, there was $4,386,003 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized as follows:

Year Ending June 30,	Amount
2016	$1,612,610
2017	1,361,633
2018	888,220
2019	436,576
2020	86,964
Total	$4,386,003

Note 9: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The federal and state income tax provision (benefit) is summarized as follows:

Current:		
	Federal	$374,387
	State	198,334
		572,721
Deferred:	Federal	(549,406)
	State	(351,112)
		(900,518)
	Total income tax provision (benefit)	$(327,797)

Note 9: Income taxes (continued)

The components of the Company's deferred tax assets (liabilities) as of June 30, 2015 are as follows:

Current deferred tax assets:	Assets	Liabilities	Total
Accrued compensation	$1,274,520	$ -	$1,274,520
Vacation accrual	28,381	-	28,381
Total current deferred tax assets	$1,302,901	$ -	$1,302,901

Non-current deferred tax assets (liabilities):	Assets	Liabilities	Total
Deferred compensation on stock grants	$3,162,967	$ -	$3,162,967
Goodwill	-	(551,987)	(551,987)
Organization costs	57,052		57,052
Depreciation and amortization	-	(47,279)	(47,279)
Total non-current deferred tax assets (liabilities)	$3,220,019	$ (559,266)	$2,620,753

The net change in the valuation allowance at June 30, 2015 is as follows:

	Federal	State and Local	Total
Valuation allowance – July 1, 2014	$ 6,370	$ 4,071	$ 10,441
Decrease in valuation allowance	(6,370)	(4,071)	(10,441)
Valuation allowance – June 30, 2015	$ -	$ -	$ -

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2012.

Note10: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 11: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of approximately $1,974,226, which was $1,924,498 in excess of its required net capital of $49,728.

Note 12: Litigation

The Company is a defendant in a legal proceeding related to an employment matter. The suit asks for unspecified damages and the Company intends to vigorously defend itself, and believes that the ultimate liability, if any, will not have a material adverse effect on its financial position.

Note 13: Prior Period Adjustment

The Company has restated opening retained earnings relating to the recognition of a deferred tax asset, therefore, retained earnings as of July 1, 2014 has been increased by $3,023,136, the amount of the deferred tax asset, to correct this error in the accompanying financial statements. Due to the adjustment to the deferred tax asset described above, the Company's net income for the year ended June 30, 2014 was overstated by $309,327, however, this adjustment had no effect on the Company's required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2015

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2015

Total stockholder's equity	$ 17,971,503
Additions	
Allowable credits – discretionary bonus accrual	2,783,949
Deductions	
Non allowable assets	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	10,193,301
Property, furniture and equipment	132,036
Other assets	8,455,889
Total non allowable assets	18,781,226
Net capital	$ 1,974,226
Aggregate indebtedness	
Accrued expenses	$ 745,921
Total aggregate indebtedness	$ 745,921
Computation of basic net capital requirement	
Computed minimum net capital required (6.6667% of aggregate indebtedness)	$ 49,728
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($1,974,226 - $49,728)	$ 1,924,498
Percentage of aggregate indebtedness to net capital	37.78%

See independent auditor's report on supplementary information.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2015

Reconciliation with Company's computation included in part II of Form X-17A-5 as of June 30, 2015

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 2,463,946
Adjustments:	
Prepaid expenses	(32,234)
Income taxes payable	(457,486)
Net capital per the preceding calculation	$ 1,974,226

See independent auditor's report on supplementary information.

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation

We have reviewed management's statements, included in the accompanying exemption report in which (1) Ashmore Investment Management (US) Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schwartz & Company, LLP

New York, New York
August 27, 2015

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2015, which were agreed to by Ashmore Investment Management (US) Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ashmore Investment Management (US) Corporation's compliance with the applicable instructions of Form SIPC-7. Ashmore Investment Management (US) Corporation's management is responsible for Ashmore Investment Management (US) Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015 noting that certain revenue was not subject to SIPC's net operating revenue determination, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of the SIPC 7 calculation, detailing other revenue not related either directly or indirectly to the securities business, noting no differences;

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of the SIPC 7 calculation, detailing certain other revenue not related either directly or indirectly to the securities business, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

New York, New York
August 27, 2015

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: RECONCILIATION OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS
JUNE 30, 2015

Revenue per Statement of Operations	$ 10,454,796
Less revenue excluded from SIPC Net Operating Revenues Determination	(9,461,371)
SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 993,425
General Assessments at .0025	$ 2,484
Payment Remitted with Form SIPC-6	(93)
Prior Year Overpayments	-
Amount Due with Form SIPC-7	$ 2,391

See independent auditor's report on agreed-upon procedures.